September 2, 2026

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: ETF Series Solutions
Issuer CIK: 0001540305
Issuer File Number: 333-179562/811-22668
Form Type: 8-A12B
Filing Date: September 2, 2026

To Whom It May Concern:

Cboe BZX Exchange, Inc. certifies its approval for listing and registration of International Vegan Climate ETF under the Exchange Act of 1934.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications